Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, New York 10003
June 7, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Benjamin Holt and David Link

Re:	Perceptive Capital Solutions Corp
Registration Statement on Form S-1, as amended
Initially Filed May 21, 2024
File No. 333-279598

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perceptive Capital Solutions Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on June 10, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Mathieu Kohmann, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 390-4510, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

Perceptive Capital Solutions Corp

By:	/s/ Sam Cohn
Name:	Sam Cohn
Title:	Chief Financial Officer

cc:	Christian O. Nagler, Kirkland & Ellis LLP Peter Seligson, Kirkland & Ellis LLP Mathieu Kohmann, Kirkland & Ellis LLP